Exhibit (a)(1)(G)

PULMUONE CORNERSTONE CORPORATION COMMENCES TENDER

OFFER FOR ALL OUTSTANDING SHARES OF

MONTEREY GOURMET FOODS, INC.

Salinas, California, November 10, 2009 — Pulmuone Cornerstone Corporation (“Purchaser”), a wholly-owned subsidiary of Pulmuone U.S.A., Inc. (“Pulmuone”), announced today the commencement of a tender offer for all outstanding shares of common stock of Monterey Gourmet Foods, Inc. (NASDAQ: PSTA) (“MGF”) for $2.70 in cash per share, without interest and less any applicable withholding taxes. The tender offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of October 8, 2009, by and among Pulmuone, Purchaser and MGF (the “Merger Agreement”).

The tender offer is scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, December 10, 2009, unless the tender offer is extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). Following the completion of the tender offer and, if required, receipt of stockholder approval, Purchaser expects to consummate a merger in which Purchaser will merge with and into MGF, with MGF continuing as the surviving corporation, and the remaining MGF stockholders will receive the same $2.70 cash price per share as paid in the tender offer. Following consummation of the merger, MGF will cease to be a public company. The tender offer and merger are subject to certain closing conditions, including a minimum tender condition.

Today, Purchaser will file with the SEC a tender offer statement that provides the terms of the tender offer and MGF will file a Solicitation/Recommendation Statement on Schedule 14D-9.

The Depositary for the tender offer is BNY Mellon Shareowner Services, 480 Washington Boulevard, 27th Floor, Jersey City, New Jersey 07310, Attn: Corporate Actions Department. The Dealer Manager for the tender offer is Cappello Capital Corp., 100 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401. The Information Agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 and which also may be reached at (888) 750-5834.

About Pulmuone Holdings Co., Ltd. and Pulmuone Wildwood Inc.

Pulmuone Holdings Co., Ltd., headquartered in Seoul, Korea, is a leading food manufacturing and retail company that has developed and built the fresh/health food market in Korea with products with short shelf lives. Its major products include tofu, fresh noodles, bean sprouts and eggs. With respect to tofu and bean sprouts, Pulmuone commands leading market shares in Korea. Pulmuone Holdings Co., Ltd. was established in 1984 and listed on the KOSPI in 1995, and was named as one of the 30 most respected companies in Korea in 2008 for its contribution to the “right foods movement” and management for sustainability. In 2004, Pulmuone U.S.A., Inc., headquartered in Fullerton, CA, acquired Wildwood Natural Foods, Inc., a manufacturer of soy foods including tofu, tofu veggie burgers and soy yogurt and successfully entered the American fresh foods market. Pulmuone maintains strong manufacturing principles of using no chemicals, no preservatives and no artificial additives.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials.

MGF stockholders are advised to read the tender offer statement and related materials, which have been filed by Purchaser with the SEC. The tender offer statement (including the Offer to Purchase, letter of transmittal and related tender offer documents) to be filed by Purchaser with the SEC and the solicitation/recommendation statement to be filed by MGF with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement will be mailed to all MGF stockholders of record.

The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free at (888) 750-5834, and may also be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.

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This press release may contain “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, relating to the acquisition of MGF by Purchaser. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the MGF stockholders will tender their shares in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect MGF’s business, particularly those identified in the cautionary factors discussion in MGF’s Annual Report on Form 10-K for the year ended

December 31, 2008, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Purchaser undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The information contained in this release is as of November 9, 2009. Except as required by law, Purchaser does not assume any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.

Contacts

John Breen (714) 578-1461

Doseok Kim (714) 732-7116